Infosys®
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

September 14, 2023

Dear Sir/ Madam,

Sub: Company update

Infosys has entered into a Memorandum of Understanding with a global company to provide enhanced digital experiences, along with modernization and business operations services, leveraging Infosys platforms & AI solutions. The total client target spend over 15 years is estimated at USD 1.5 Bn. This is subject to parties entering into a Master Agreement.

The above is for your information & records.

This information will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA Date: 2023.09.14 22:21:48 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com